September 20, 2005

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention:	Brad Skinner
Sherri Bowen
Marc Thomas

Re:	Maxwell Technologies, Inc. (the “Company”)
Form 10-K for Fiscal Year Ended December 31, 2004 Filed March 23, 2005
Form 10-Q for Fiscal Quarter Ended March 31, 2005 Filed May 9, 2005
Form 10-Q for Fiscal Quarter Ended June 30, 2005 Filed August 8, 2005
File No. 1-15477

Dear Staff:

On behalf of Maxwell Technologies, Inc., this letter responds to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the filing of the above-referenced annual and quarterly reports (the “Filings”), which were included in your letter dated September 6, 2005 (the “Staff Letter”).

In this letter, we have reproduced your comments and have followed each comment with our response. The numbered paragraphs of this letter set forth below correspond to the numbered paragraphs of the Staff Letter. References in this letter to “we,” “our” or “us” mean Maxwell Technologies, Inc.

Form 10-K for the Year Ended December 31, 2004

Risk Factors

1.	You state in the filing that you are relatively inexperienced in managing the Company’s international operations. You have also experienced significant management turnover in recent periods such that your auditors noted problems in internal controls in this regard. Tell us how you have addressed these concerns.

Response: By way of background, the Company acquired the bulk of its international operations with the acquisition of Montena Components Ltd., now known as Maxwell Technologies S.A., located in Rossens, Switzerland, in July 2002. In the past three years, we have gained considerable experience operating our Swiss-based operations and have

Brad Skinner

Sherri Bowen

Marc Thomas

September 20, 2005

established global reporting relationships for key functions, including finance and sales and marketing, to strengthen our management capabilities.

To address concerns regarding controls as they relate to finance staff depth, experience and professional credentials, we have created and filled the following positions since December 31, 2004:

•	Director of SEC Reporting and Sarbanes Oxley Compliance (CPA)

•	Assistant Controller (CPA)

•	Senior Accountant

•	Staff Accountant (Swiss subsidiary)

•	Cost Accountant (Swiss subsidiary)

In addition to the hiring of more accounting staff, the CFO or Corporate Controller visits the Swiss site on a quarterly basis to review financial records. Month-end, quarter-end, and year-end close checklists have been established and integrated into the accounting department’s processes and procedures at both the U.S. and Swiss sites.

Management’s Discussion & Analysis

2.	We noted that during the first, third and fourth quarters of fiscal 2004 costs charged to the cost of sales exceeded the value of the specific sales under the long-term supply agreement. Tell us with whom this long-term supply agreement is with. Address the reasons the costs have exceeded the sales under the agreement and whether this trend is expected to continue. Tell us the revenues and costs recorded under this agreement during the periods presented. Further, tell us the nature and terms of the agreement.

Response: Regarding the question of cost of sales with respect to certain products, Maxwell has entered a new and emerging business area where the cost of start up production has exceeded the initial selling price of the product. The specific long-term supply agreements are with two different customers, neither of which are related parties of Maxwell. These supply agreements generated losses due to selling prices negotiated being lower than the expected cost to produce the product during its early phase of production. The reserves taken regarding these agreements were disclosed on page 32 of the Company’s 2004 10-K.

As planned, cost of the specific product covered by the first of these agreements has already dropped below the selling price. We expect that cost reductions for the product covered by the second of these agreements will have dropped below the selling price by the end of our fiscal Q3 2005.

Brad Skinner

Sherri Bowen

Marc Thomas

September 20, 2005

The first agreement had a three-year term that expired in November 2004, with multiple releases for multiple delivery dates. The second agreement has a four-year term that expires in August 2008 with multiple releases for multiple delivery dates.

3.	In your discussion of and comparison of operating results for the fiscal 2002 to 2003 periods, it is unclear which components of your current and sold businesses are being presented and compared and whether they are being reflected within current or discontinued operations. Please clarify how you have treated the disposition of Winding, I-Bus and TeknaSeal. Also explain to us how you applied SFAS 144 in distinguishing each business’s sale as a divestiture as opposed to a discontinued operation.

Response:

WINDING EQUIPMENT BUSINESS:

The winding machine business was a separate reporting segment, and therefore was treated as discontinued operations at the appropriate time. The details of the transaction are as set forth below:

•	In December 2003, we consummated the sale of the winding equipment business segment of Maxwell Technologies SA (a subsidiary of Maxwell Technologies in Switzerland) to Metar SA, a Swiss company not related to Maxwell Technologies, SA.

•	Pending orders from the winding business that were placed before the selling date (December 31, 2003) remained the property of Maxwell Technologies, and were completed by Metar, the purchasing company, and shipped to Maxwell customers through the second quarter of 2004. Revenue and costs related to these shipments were recognized by Maxwell.

•	We had no business ownership in the winding business after the sale.

•	The winding business was an asset group as defined in paragraph 4 of FASB 144 and reported as a discontinued operation upon fulfillment of outstanding orders in the second quarter of 2004.

In accordance with FASB Statement 144, Accounting for the Impairment or Disposal of Long-Lived Assets, paragraph 42, the results of operations of a component of an entity (Maxwell Technologies, SA, in Rossens, Switzerland) that have been disposed of, shall be reported in discontinued operations because: (1) the operations and cash flows of the component (asset group-made up of winding equipment) have been (or will be) eliminated from the ongoing operations of the subsidiary or entity as a result of the

Brad Skinner

Sherri Bowen

Marc Thomas

September 20, 2005

disposal of the entire winding equipment business, and (2) the entity did not have any significant continued involvement in the operations of the winding equipment business after the sale or disposal of the these assets. In accordance with Example 12, of Appendix A of FASB Statement 144, the winding business was segregated operationally and for financial reporting purposes.

Therefore, the sale of the winding equipment business was reported as discontinued operations during the second quarter of 2004, as reported in the Form 10-K for 2004. All periods were retroactively reclassified to present the winding business as discontinued operations.

I-BUSINESS/PHOENIX SUBSIDIARY:

I-BUS was a wholly owned subsidiary that was consolidated with Maxwell Technologies, Inc.

The Company decided to exit that business completely and the sale of the I-Bus/Phoenix, Inc. business in September of 2002. The sale was reported as a divestiture since it involved a separate business subsidiary whose operations were consolidated with Maxwell Technologies, Inc.

In accordance with FASB Statement No. 144, paragraph 30, the criteria for a completed sale or disposition of long-lived assets have been met. Staff Accounting Bulletin No. 30 (T.5E) also supports the treatment of this sale as a divestiture. The principal consideration in this accounting determination is that the risks and other incidents of ownership have been transferred to an unrelated buyer with sufficient certainty.

TEKNASEAL SUBSIDARY:

TEKNASEAL was a wholly owned subsidiary of Maxwell Technologies, Inc.

The sale of TEKNASEAL was completed in December of 2002, when Maxwell sold all of the assets of this business to an independent third party. No remaining assets or business overlap existed after the sale.

Similarly to I-BUS, in accordance with FASB Statement No. 144, paragraph 30, the criteria for a completed sale or disposition of long-lived assets have been met. Staff Accounting Bulletin No. 30 (T.5E) also supports the treatment of this sale as a divestiture. The principal consideration in this accounting determination is that the risks and other incidents of ownership have been transferred to an unrelated buyer with sufficient certainty.

Brad Skinner

Sherri Bowen

Marc Thomas

September 20, 2005

Item 9. Controls and Procedures

4.	Your disclosures should describe in specific detail the nature of the material weaknesses identified. You should address when the material weaknesses were identified and by whom, quantify the impact of the adjustments made in both the 2002 and 2004 financial statements as a result of the lack of adequate review of your financial close procedures and address the specific steps taken to remediate the weakness. Each interim period filing should address and update the status of the remediation efforts which have occurred during the individual interim time period and whether the material weaknesses still exist.

Response: The material weaknesses existing as of December 31, 2004 were related to two different issues. The first was related to a lack of adequate review of our financial close procedures surrounding accrued expenses in 2004 and the second was related to accounting for stock based compensation in the 2002 financial statements. The amount involved in the accrued expenses in 2004 was approximately $106,000. The amount involved in the stock based compensation in 2002 was approximately $1.9 million.

The material weakness in accruals for payroll and other expenses identified during the 2004 year-end audit has been remediated with the addition of more staff, which allows for a more systematic review to occur, and the implementation of an accounting close checklist process, which is designed to ensure that all necessary accruals have been considered and processed. The material weakness for stock based compensation generated in 2002 was an isolated incident and does not require specific remediation.

These material weaknesses were identified by the Company’s independent auditors during the preparation and review of Form 10-K for 2004.

Based on an Audit Plan for SOX 404, the Company has taken the following control testing and remediation steps during 2005:

•	For each quarter in 2005 the Company has conducted a Control Test covering material weaknesses and the testing of other controls over financial reporting.

•	During Q1, Q2 and now during Q3 2005, the Company has re-tested those weaknesses and remediation to ensure that those controls are working properly.

•	The Company has hired five new accounting personnel (three in San Diego and two in Switzerland) during 2005. A new Director of SEC Reporting and Compliance was one of those hired to remedy one of the material weaknesses cited by the independent auditors.

•	New accounting personnel are expected to be fully trained by the end of 2005.

Brad Skinner

Sherri Bowen

Marc Thomas

September 20, 2005

We will revise our disclosure in future periods to address the Staff’s comment. Additionally, we will include disclosure in all future interim period filings that will address and update the status of the remediation efforts, which have occurred during the interim time period and whether the material weaknesses still exist.

Note 1—Description of Business and Summary of Significant Accounting Policies

Revenue Recognition

5.	We note your disclosures within the revenue recognition policy that you derive revenues from the sale of manufactured products. Revenues are recognized from the sale of licenses and from product development contracts, which appear to be both short and long term in nature. Your revenue recognition policy should clearly address what authoritative accounting literature you are following in accounting for your revenue generating sources (i.e. SAB 104 or SOP 81-1).

Response: Maxwell recognizes revenue primarily from the shipment of products. License revenue in 2003 and 2004 became significant and therefore was separately disclosed. Product and license revenue is recognized within the guidelines of SAB 101 and SAB 104. Product development contracts have become significant in 2005 and the revenue derived from these contracts is recognized within the guidelines of SOP 81-1. We shall refer to authoritative accounting literature in our revenue recognition policy in future SEC filings.

6.	Tell us and clarify your revenue recognition policy to address and define “net revenues.”

Response: The term “net revenues” was used to describe total revenues in two tables within the MD&A section. In future SEC filings the term “net revenues” will be changed to “total revenue” as shown on the Statement of Operations.

7.	Regarding the license agreement entered into with YEC in February of 2003, summarize for us the nature and terms of the license. Specifically state the period of the agreement and describe how you recognize revenue and related costs under the agreement. Quantify for us the revenues and costs recognized under this agreement during the periods presented.

Brad Skinner

Sherri Bowen

Marc Thomas

September 20, 2005

Response: Following is a summary of the Manufacture and Technology Transfer Agreement between Yeong-Long Technologies, Co., Ltd. (YEC) and Maxwell Technologies, Inc. (Maxwell) (the “YEC Agreement”)

Period:	February 20, 2003 through December 20, 2017

Payments:	$5 million for a license to manufacture and sell ultracapacitors and royalties of 3% of YEC sales on an ongoing basis through Dec. 20, 2017.

General Nature of the Agreement:	This is a license to manufacture and sell ultracapacitors in China. Maxwell grants YEC the exclusive right to manufacture and sell specific PC Ultracapacitors in China.

YEC will not sell PC Ultracapacitors outside of China.

Maxwell will provide and transfer to YEC the ability to produce and sell PC Ultracapacitors including manufacturing documentation, assistance in selection of factory equipment and training of YEC personnel.

Maxwell will supply all of YEC’s requirements for electrode material to produce PC Ultracapacitors.

YEC will pay a royalty of 3% of its sales of PC Ultracapacitors to Maxwell through December 20, 2017.

Revenue Recognition:

Feb. 20, 2003 - $500,000 payment to Maxwell for “know how” transferred from Maxwell to YEC. Revenue recognized in Q4 2003 when the transfer was completed.

Feb. 25, 2003 - $2,500,000 payment to Maxwell for “know how” transferred from Maxwell to YEC. Revenue recognized in Q4 2003 when the transfer was completed.

Sep. 20, 2003 - $1,000,000 payment to Maxwell for helping YEC qualify as a manufacturer of PC Ultracapacitors. Revenue recognized in Q4 2003 as the qualification was completed as of December 31, 2003.

Dec. 20, 2003 - $1,000,000 payment to Maxwell for providing documentation, training and support to YEC and for confirmation of YEC as a manufacturer of PC Ultracapacitors by Maxwell supported by Maxwell placing an order

Brad Skinner

Sherri Bowen

Marc Thomas

September 20, 2005

to purchase PC Ultracapacitors for 2004 deliveries. Revenue was recognized in Q1 2004 after Maxwell had fulfilled all conditions of the agreement.

In accordance with Staff Accounting Bulletin (SAB) No. 101, the Company applies the following criteria for its revenue recognition policy:

1.	Persuasive evidence of an arrangement exists (e.g., a written agreement, customer PO or contract).

2.	Delivery has occurred or services have been rendered ( i.e., at shipping point if terms are FOB shipping point or EX Works; at customer’s dock if terms are FOB destination or DDU).

3.	The seller’s price to the buyer is fixed or determinable (i.e., the sales price must be fixed without provisions or “side” agreements for cancellation or right of returns that in essence invalidate determination of the original sales price), and

4.	Collectibility is reasonably assured (i.e., credit report or review of current financial statements evidencing customer’s ability to pay).

With respect to the YEC agreement, the company had a written agreement in place, services were rendered on the first three service payments in 2003 and on the final service payment in Q1 2004, the price was fixed per the agreement, and finally collectibility was reasonably assured as the cash had been received prior to revenue recognition.

The disclosure of the YEC license revenue was made in the 2003 Form 10-K on pages 29 and F-10, and in the 2004 Form 10-K on pages 32 and 57.

8.	We note that the accounts receivable balance increased at December 31, 2004 over 2003 due to slow payment from one large customer. Tell us if this customer was your major customer, ABB. Is ABB a related party? If so explain the relationship and the nature of any collection problems with them. Also describe any extended payment terms you may have offered to ABB and explain how this has impacted revenue recognition criteria under the authoritative accounting literature you are following.

Response: The slow payment from one of our larger customers in 2004 was not ABB but rather a non-domestic, non-related party. The customer purchased a large quantity of product with various 2004 delivery dates. The customer made payments generally within the agreed upon terms until late in 2004. We discussed the late payment with the customer in late 2004 and ultimately negotiated a final settlement with this customer of about half of the remaining unpaid balance. The Company recorded the uncollectible amount of $189,000 as a reduction of accounts receivable and as a bad debt in its 2004 financial statements. The final customer payment of $189,000 was received in January 2005.

Brad Skinner

Sherri Bowen

Marc Thomas

September 20, 2005

In accordance with Staff Accounting Bulletin (SAB) No. 101, the Company applies the following criteria for its revenue recognition policy:

1.	Persuasive evidence of an arrangement exists (e.g., a written agreement, customer PO or contract).

2.	Delivery has occurred or services have been rendered ( i.e., at shipping point if terms are FOB shipping point or EX Works; at customer’s dock if terms are FOB destination or DDU).

3.	The seller’s price to the buyer is fixed or determinable (i.e., the sales price must be fixed without provisions or “side” agreements for cancellation or right of returns that in essence invalidate determination of the original sales price), and

4.	Collectibility is reasonably assured (i.e., credit report or review of current financial statements evidencing customer’s ability to pay).

In accordance with SAB No. 101 and SAB No. 104, the Company had met the above criteria to recognize the revenues on sales to this customer. The Company has also provided sufficient reserve in its doubtful accounts to accommodate any risk related to collectibility on the sale.

Warranty Obligation

9.	Describe to us in greater detail the nature of the warranty provided to customers, which may cover a 1 to 2 year period. In this regard we note that your OEM customers typically require a long development and engineering process before incorporating Company products and services into their systems and products. Tell us what services are provided to OEMs. Address your accounting for revenues and costs under these types of arrangements.

Response: Maxwell provides its customers a repair or replace warranty of one year typically for products produced in the US and a repair or replace warranty of two years for Swiss produced products. Warranty returns for High Voltage and Micro Electronics products can be repaired in most cases, while Ultracapacitor products tend to be replaced. The company has historical return information, which it utilizes in calculating warranty provisions booked at the time of sale.

Maxwell builds products to OEM customer specifications and does not provide services. Our OEM customers order standard products or a prototype product that Maxwell has built to customer specifications, which is used in the customers internal development process. Standard repair or replace one or two year warranties are provided to these OEM customers.

Brad Skinner

Sherri Bowen

Marc Thomas

September 20, 2005

The comments regarding long development process times refers to our customers’ design times, not Maxwell’s. The reference is to the time it requires for our customers to begin to scale-up their consumption of our products from the point of our component delivery to them.

10.	We note that goodwill represents in excess of 30% of your total assets at December 31, 2004. We also note that the company has made numerous divestitures during the fiscal 2002-2004 periods; however, the carrying value of goodwill has not significantly changed. Based on your disclosures it is unclear as to the amount of goodwill, which was initially assigned to the reporting units which you now have disposed of during these periods and whether you have recorded any impairment in previously recorded goodwill. Provide us with an analysis which identifies each of the purchase acquisitions which resulted in the initial recording of goodwill; identify any goodwill impairments recorded and the reporting entity which was affected and explain your basis to us of not recording any goodwill impairment charges during the fiscal 2003 and 2004 periods as well as the interim period of fiscal 2005. We note that the company has continually recognized operating losses in each of the last 5 fiscal periods and during the interim period of 2005.

Response: The goodwill balance at the end of 2001 and 2004 was $6.2 million and $21.1 million respectively. The majority of the change in goodwill is due to the acquisition of the Montena Components Swiss operation in 2002. The detail of acquisitions and divestitures affecting goodwill occurring in 2002 was not required to be shown in the 2004 10-K. However it was disclosed in the 2002 and 2003 Form 10-K. The activity in 2002 had write-offs of goodwill related to both the I-Bus and TeknaSeal divestitures. The remaining goodwill balance is primarily related to our Swiss subsidiary, which is profitable even though the total company has been operating in a loss position. Because the Swiss subsidiary is profitable and is projected to remain profitable, no impairment of goodwill has been necessary. The following table identifies goodwill activity from 2001 through 2004:

	I-Bus/Phoenix Power and Computing Systems	Electronic Components Group	Total
Balance at December 31, 2001	$5,209	$988	$6,197
Goodwill acquired
Gateworks adjusted Purchase Price	627	—	627
Consolidation of subsidiary ownership	1,056	2,839	3,895
Montena Components	—	14,942	14,942
Goodwill impaired/written off
Goodwill written off in conjunction with the disposition of I-Bus Computing Systems	(5,245)	—	(5,245)
Goodwill written off in conjunction with the sale of TeknaSeal	—	(2,839)	(2,839)

Balance at December 31, 2002	1,647	15,930	17,577
Foreign currency translation adjustments	—	1,901	1,901

Balance at December 31, 2003	1,647	17,831	19,478
Foreign currency translation adjustments	—	1,623	1,623

Balance at December 31, 2004	$1,647	$19,454	$21,101

Brad Skinner

Sherri Bowen

Marc Thomas

September 20, 2005

The estimated fair value of reporting units are greater than carrying values in 2003, 2004, and interim periods of 2005, and therefore no goodwill impairment charges are necessary. The company applies FAS 142 in accounting for goodwill. In accordance with FAS 142, a two-step impairment test is utilized. The first step consists of estimating fair value of each reporting unit and comparing those estimated fair values with the carrying values. If the fair value is less than the carrying value, a second step is performed to compute the amount of impairment by determining an implied fair value of goodwill. No impairment was indicated during the Company’s annual assessment of goodwill in 2003 or 2004.

Form 10-Q filed for the period ended June 30, 2005

Item 4. Controls and Procedures

11.	We note your statement that a “control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the internal control system are met.” Your disclosures should state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures were not effective at that reasonable assurance level. Please refer to Section II.F.4 of Management’s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at <<http://www.sec.gov/rules/final/33-8238.htm>.

Response: We acknowledge and understand the Staff’s comment and will include the clarified disclosure in all future filings.

Brad Skinner

Sherri Bowen

Marc Thomas

September 20, 2005

The Company acknowledges that:

•	the Registrant is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to such filings; and

•	the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct your questions or additional comments to Afif G. Khoury of this office (858.350.2336) or me (858.350.2323). In addition, we would request that you provide a facsimile of any additional comments you may have to Mr. Khoury and me at 858.350.2399. Thank you for your assistance.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ JEFFREY HIGGINS Jeffrey Higgins

cc: Afif G. Khoury